EX-2.1




                                 PLAN  OF  MERGER

(a)CONSTITUENT
   CORPORATIONS:    Management  of Environmental Solutions &  Technologies Corp.
                    (A  Delaware  Corporation)

                    Solutions  Tek,  Inc.
                    (A  Colorado  Corporation)

                    Management of Environmental Solutions & Technologies Corp ("MST") has only one class of stock outstanding, that being common stock. MST has 100 shares of common stock outstanding,  with  each  share  entitled  to  one  vote.

                    Solutions Tek, Inc. ("STI") has only one class of stock out standing, that being common stock. STI has 5,175,456 shares of common stock issued and outstanding, with each share entitled to one vote.

(b)SURVIVING
   CORPORATION:     Management  of Environmental Solutions &  Technologies Corp.
                    (A  Delaware  Corporation)

(c) Effective as of the date of the merger, (i) all shares of STI shall be cancelled, (ii) all assets of STI shall become assets of MST, (iii) all liabilities of STI shall be assumed by MST, (iv) each shareholder of STI shall receive one share of MST for each share of STI held by such shareholder, and (v) STI shall cease to exist.

(d) MST agrees that it may be served with process in Colorado, by registered or certified mail (return receipt requested) in any proceeding for enforcement of any obligation of Solutions Tek, Inc. in Colorado, as well as for the enforcement of any obligation of Solutions Tek, Inc. arising from the merger, including any suit or other proceeding to enforce the rights of any stockholders as determined in appraisal proceedings pursuant to Sections 7-113-101 through 7-113-302 of the Colorado Business Corporation Act.





















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